Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of September 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about September 25, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on September 25, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) is pleased to announce the receipt of excellent results from the metallurgical testing program completed as part of the Los Azules Project 43-101 Preliminary Assessment (scoping study) planned for completion by yearend. The test results show that the Los Azules ore material is amenable to conventional flotation recovery methods and that the overall metal recoveries and the copper concentrate grades are high.

Item 5.1	Full Description of Material Change

Please refer to the news release of the Corporation dated September 25, 2008 attached hereto as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

September 25, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES EXCELLENT METALLURGICAL TESTING

RESULTS FOR LOS AZULES

SPOKANE, WA—September 25, 2008— Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce the receipt of excellent results from the metallurgical testing program completed as part of the Los Azules Project 43-101 Preliminary Assessment (scoping study) planned for completion by yearend. The test results show that the Los Azules ore material is amenable to conventional flotation recovery methods and that the overall metal recoveries and the copper concentrate grades are high.

The following table shows the metal recoveries and the amount of metal recovered into concentrate in the locked cycle flotation tests for all three composite samples are as follows:

Sample	Ore Type	Head Grade			Metal in Copper Concentrate			Metal Recovery
Composite		Cu (%)	Au (g/t)	Ag (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (%)	Au (%)	Ag (%)
1	Strong Enriched Sulfide	0.85	0.094	2.7	34	2.7	101	92	56	70
2	Weak Enriched Sulfide	0.55	0.087	1.7	30	3.9	80	93	66	62
3	High-grade Primary Sulfide	1.55	0.125	4.0	33	2.4	84	93	74	84

Allen Ambrose, president of Minera Andes, said: “The positive metallurgical testing program shows that standard reagents and flotation methods can be used at Los Azules to produce a high quality saleable concentrate. Copper recoveries over 92% and copper concentrate grades over 30% copper indicate that flotation concentration would be the preferred process for all ore types, which are of medium hardness for grinding. Gold and silver grades are also sufficient to contribute payable precious metals to the concentrate.”

The metallurgical tests were conducted on three composite samples collected from recent drilling campaigns at Los Azules, including core from the latest 2007-2008 season. The three composites were identified as strong enriched sulfide ore, weak enriched sulfide ore, and high-grade primary sulfide ore. The strong enriched sulfide composite showed potential for recovery of 75% of the copper by acid leach. Concentrate arsenic content was 0.22% or below for all ore types. Concentrate from the strong enriched sulfide composite contained 2.4% zinc compared to less than 1% for the other ore types. Other metals in the concentrates were below penalty limits.

The metallurgical test work was carried out by laboratory C.H. Plenge & Cia in Lima, Peru under the direction of Samuel Engineering. The program was designed to determine the crushing, grinding and flotation characteristics of the primary and secondary (enriched) sulphide ore types found at Los Azules that are representative of the current NI 43-101 compliant resource estimate. The test data will be used by Samuel Engineering to develop a process flowsheet, to identify further testing requirements, and to develop capital and operating costs for the scoping study that is scheduled to be completed in December of this year.

Mr. Allen Ambrose, president of Minera Andes, an appropriately Qualified Person as defined by NI 43-101 for the Los Azules project, has reviewed and approved the content of this press release.

Minera Andes is advancing the Los Azules project under an option agreement (see news release dated November 14, 2007) with Xstrata Copper, one of the commodity business units within Xstrata plc (London Stock Exchange: XTA.L and Zurich Stock Exchange: XTRZn.S). The scope and size potential of the project increased dramatically in 2006 when the Minera Andes drilling discovered a near surface high-grade area of copper mineralization, when AZ-06-19 encountered 221 meters of mineralization averaging 1.62% copper that was 200 meters from hole AZ-06-20 containing 173 meters of 1% copper.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned producing San José silver/gold mine. In addition to exploring the Los Azules copper project in San Juan province other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,581,335 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves, and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: September 25, 2008